Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

September 12, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Karen Garnett

Re:	Ceridian Corporation

Registration Statement on Form S-4

File No. 333-152649

Dear Ms. Garnett:

On behalf of our client, Ceridian Corporation (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-4 of the Company (File No. 333-152649), together with exhibits thereto (the “Registration Statement”).

Set forth below in bold are comments in the Staff’s letter of August 27, 2008. Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location of changes in the Amendment made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

General Comments

1.	We note you are registering the exchange notes in reliance on the staff’s position set forth in Exxon Capital Holdings Corp. (publicly available May 13, 1988), Morgan Stanley & Co. Inc. (publicly available June 5, 1991), and Shearman & Sterling (publicly available July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff’s position contained in these no-action letters. Also, please include in your letter the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

The supplemental letter stating the Company is registering the exchange offer in reliance on the Exxon Capital, Morgan Stanley and Shearman & Sterling no action letters and including the representation contained in the Morgan Stanley and Shearman & Sterling letters is being provided herewith as Exhibit A.

2.	Please provide us with support for all quantitative and qualitative statements used in the registration statement. We note the following examples:

•	On page 81, you state: “As reported by the U.S. Department of Energy, the average price per gallon of highway diesel fuel number 2 was $2.88 in 2007, $2.70 in 2006, and $2.40 in 2005.”

•

On page 82, you state: “We are one of only three major providers in the U.S. Payroll processing market with a 5% market share and, with ADP, one of two leading providers serving the mid-market segment in the US.”

•	On page 83, you state: “[W]e should benefit from the continued trend toward payroll and HR outsourcing.”

Clearly mark the specific language in the supporting materials that supports each statement. We note that you provide information based on data and reports compiled by industry analysts. Please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Attached as Exhibit B is a schedule of quantitative and qualitative statements used in the Registration Statement (including the examples noted in your comment letter) which identifies the source materials supporting each such statement. Also supplementally provided as part of Exhibit B are the relevant source materials. Please be advised that none of the source materials were specifically prepared for the Company.

Registration Statement Facing Page

3.	It appears that you are a non-accelerated filer. Please check the appropriate box on the facing page of the registration statement.

The Company has revised the facing page of the Registration Statement to reflect it is a non-accelerated filer.

Prospectus Cover Page

4.	Please confirm that you will limit the outside cover page to one page in length in accordance with Item 501(b) of Regulation S-K.

The Company confirms that the outside cover page will be limited to one page in length in accordance with Item 501(b) of Regulation S-K.

5.	Please confirm to us that the exchange offer will be open for at least 20 full business days and that the offer will be open at least through midnight of the twentieth business day. See Rule 14d-1(g)(3). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

The Company confirms that the exchange offers will be open for at least 20 full business days and that the exchange offers will be open at least through midnight of the twentieth business day as the exchange offers will initially be set to expire at 5:00 p.m. on the day after the 20th business day. The Company also confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Recent Transactions, page 5

6.	Please expand the organizational chart to include Ceridian Intermediate and Ceridian Holdings, as well as the ownership amounts for each entity held by the Equityholders. Also, please identify, by footnote or otherwise, the persons who are the Equityholders.

The Company has revised the organizational chart on page 6, to include Ceridian Intermediate and Ceridian Holdings. The Company has also added cross-references in the footnotes to the chart to the section entitled “Security Ownership of Certain Beneficial Owners,” which identifies the persons and entities which are equityholders of those entities.

Resales of the Exchange Notes, page 8

7.	Please revise the fourth bullet point to clarify that this representation applies to holders who are not broker-dealers. Provide conforming changes on page 31 under the heading “The Exchange Offers” and elsewhere as appropriate throughout the document.

The Company has revised the disclosure on pages 10, 12 and 33 as requested by the Staff.

Acceptance of Restricted Notes and Delivery of Exchange Notes, page 9

8.	On page 10, you state: “The Restricted Notes to be issued to you in the exchange offer will be delivered promptly.” It appears that the reference should be to the Exchange Notes. Please revise or advise.

The Company has revised the disclosure on page 13 as requested by the Staff.

Summary of the Terms of the Exchange Notes, page 11

9.	Please define the term “PIK.”

The Company has defined the term “PIK” on page 14 as requested by the Staff.

Risk Factors, page 15

10.	We note your statement that “[t]he risks described below are not the only ones that could impact our company or the value of the notes.” You must disclose all risks that you believe are material at this time. Delete language related to other risks or unknown risks from your disclosure.

The Company has deleted language on page 18 as requested by the Staff.

Despite current indebtedness levels, we and our subsidiaries . . . page 16

11.	In this risk factor you state that you may increase the senior secured credit facilities in an aggregate amount not to exceed $300 million. It appears that the senior secured credit facilities currently have $300 million of borrowings available. Please clarify what you mean by this statement.

The Company has revised the disclosure on pages 19, 77 and 144 in response to the Staff’s comment to clarify that the ability to increase the senior credit facilities in an amount not to exceed $300 million is in addition to the $300 million currently available under the revolving credit facility.

Our ability to generate the significant amount of cash needed to pay interest . . . page 16

12.	We note your disclosure on page 37 that earnings were inadequate to cover fixed charges. Please expand this risk factor to describe your actual experience with insufficient cash flows.

The Company advises the Staff that it has not had any experience with insufficient cash flows and has revised the disclosure on page 19 in response to the Staff’s comment.

The Company supplementally advises the Staff that although earnings were insufficient to cover fixed charges for certain periods, the earnings (as the Company uses such term) includes various non-cash items such as depreciation and amortization and does not necessarily reflect the Company’s actual cash flows and its ability to satisfy its liquidity needs.

13.	If the current economic environment has impacted your cash flow generation, please disclose this information in this risk factor. Additionally, please add disclosure to the “Liquidity and Capital Resources” section on page 66.

The Company has revised its disclosure on pages 19 and 49 in response to the Staff’s comment. The Company supplementally advises the Staff that because the current economic environment has not materially impacted its cash flow generation, it has not added additional disclosure to the “Liquidity and Capital Resources” section.

Risks Relating to our Business and our Industry, page 21

14.	We note that certain of the risk factors contain information that relates to your business plan. This disclosure does not provide information regarding the risk and should be removed or revised to address the risk. For example only, we note the risk factor on page 22 related to future revenue and revenue growth and the risk factor on page 23 regarding your ability to improve operating margins. Please revise these risk factors to provide succinct representations of this risk in accordance with Item 503 of Regulation S-K.

The Company has revised the disclosure on pages 24 through 31 as requested by the Staff.

We may not realize the anticipated cost savings related to our U.S. HRS .. . . page 21

15.	Please explain what you mean by the phrase: “SG&A spending rationalization.”

The Company has revised the disclosure on page 24 to remove the phrase and identify the specific initiatives that will result in such rationalization.

We are subject to risks related to our international operations . . . page 28

16.	We note the reference to expansion of your international HRS business. Please revise the Business section of the prospectus to provide additional disclosure about this aspect of your business. To the extent you have entered into any material contracts with in-country partners, please file the agreements as exhibits to the registration statement or tell us why you do not believe the agreements are material contracts within the meaning of Item 601 of Regulation S-K.

The Company has added disclosure on page 102 of the Business section in response to the Staff’s comment. The Company advises the Staff that disclosure regarding the international HRS business is provided throughout the “Business” section, in particular on pages 93, 95, 97 and 99. The Company supplementally advises the Staff that all agreements entered into with in-country partners were executed in the ordinary course of its business, and none of these agreements falls within one of the enumerated categories under Item 601(b)(10)(ii) that would disqualify these from the ordinary course exception.

The Exchange Offers, page 31

Expiration Date; Amendments, page 32

17.	We note that you reserve the right, in your sole discretion, to delay accepting any Restricted Notes. Please revise to describe the circumstances under which you would delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c).

The Company has revised the disclosure on page 34 to clarify that it may delay acceptance of the Restricted Notes only due to an extension of the exchange offers, and the Company confirms that any such delay will be consistent with Rule 14e-1(c).

Procedures for Tendering Restricted Notes, page 33

18.	Please revise to disclose that each beneficial owner who tenders Restricted Notes in the exchange offer will be required to make the representations identified in the Morgan Stanley and Shearman & Sterling no-action letters. In addition, please confirm that the “agent’s message” transmitted by the note holders will include these representations. Please file the form of “agent’s message” or letter of transmittal as an exhibit to the registration statement or revise Exhibit 99.2 accordingly.

The Company has revised the disclosure on page 37 in response to the Staff’s comment. The Company supplementally confirms to the Staff that the agent’s message transmitted by the note holders will include these representations. The Company has filed the form of letter of transmittal with the Amendment.

19.	If you do not intend to use a letter of transmittal, please revise the first risk factor on page 20 to remove references to a letter of transmittal.

The Company advises the Staff that it intends to use a letter of transmittal and has filed the form of letter of transmittal with the Amendment.

Capitalization, page 38

20.	Please remove cash and cash equivalents from your capitalization table.

The Company has removed cash and cash equivalents from its capitalization table on page 43 as requested by the Staff..

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 40

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 41

21.	In footnote (a), please define the term “OPEB.”

The Company has defined the term “OPEB” on page 46 as requested by the Staff.

22.	Please revise note (f) to explain why you have assumed an opening cash balance of $50.0 million to calculate the pro forma adjustment for interest income. Also, please tell us how you determined that this pro forma adjustment was factually supportable.

The Company has revised note (f) on page 46 in response to the Staff’s comment.

The opening cash balance of $50 million reflects the amount of cash the Company expected it would have been required to retain to fund its operations had the Transactions occurred on January 1, 2007. This amount represents our estimation of the minimum amount of cash-on-hand required to fund our working capital needs following the Transactions without additional borrowing. A break down of its cash requirements is shown below (in millions):

Comdata average weekly financing need	$30.0
Average corporate payroll funding amount for one cycle	15.0
Approximate ledger cash balances needed in corporate bank accounts	5.0

Total pro forma cash requirement	$50.0

The amount of Comdata’s average weekly financing need represents the average cash funding needed for the early part of each weekly cycle, for the period January through October 2007. Cash used in Comdata operations in the first part of a week are typically collected in the later half of each week, thereby replenishing cash working capital used in the business. The Company also determined that it wanted to retain cash cushion sufficient to fund one payroll cycle for the consolidated company, expecting that normal positive cash flow from operations would replenish this amount going forward. Finally, $5.0 million is the approximate amount of cash held as minimum balances for all the legal entities’ bank accounts.

Management’s Discussion and Analysis . . . page 43

Results of Operations, page 46

23.	In the second and third bullets relating to revenue and cost of revenue it is not clear that you are comparing this information to the first quarter of 2007. Please clarify.

The Company has revised the disclosure in the second and third bullets on page 49 in response to the Staff’s comment.

Liquidity and Capital Resources, page 66

24.	Please expand to discuss in more detail how you are planning to meet your liquidity needs in the next 12 months, considering that your earnings were insufficient to cover fixed charges in the first quarter of 2008 by $28.9 million.

The Company expects to meet its liquidity needs for the next 12 months from existing cash balances, cash flows from operations and available borrowings under its senior secured credit facilities as described on page 71.

The Company supplementally advises the Staff that although earnings were insufficient to cover fixed charges for certain periods, earnings (as the Company uses the term) includes various non-cash items such as depreciation and amortization and does not necessarily reflect the Company’s actual cash flows and its ability to satisfy its liquidity needs. In addition, the Company advises the Staff that the coverage deficiency for the first three and six months of 2008 is primarily due to the non-cash charge related to depreciation and amortization of $45 million and $88 million, respectively.

25.	Please tell us if you have accrued a liability for your obligation to fund the cumulative unpaid dividends of Ceridian Intermediate.

The Company advises the Staff that the preferred stock issued by Ceridian Intermediate is non-redeemable by the holder of the preferred stock, thus dividends do not become a liability until declared according to AICPA Technical Practice Aid No. 4210, “Dividends”. The board of directors of Ceridian Intermediate has not declared any dividends to date so no liability has accrued.

Business, page 82

26.	Please disclose the year in which you were organized and provide a general description of your businesses development for the past five years. Refer to Item 101(a) of Regulation S-K.

The Company has added disclosure on page 87 in response to the Staff’s comment.

Our Strategy, page 83

27.	In the second bulleted point on page 84, please explain what you mean by the phrase “legacy platforms.”

The Company has revised the disclosure on page 89 in response to the Staff’s comment.

28.	On page 84, you state: “Our new management team has a proven track record of realizing cost reductions.” Please explain how you made this determination as the team is new.

The Company made this determination based on the experience and accomplishments of the members of the management team at their prior employers. However, as the Company does not consider the referenced disclosure essential, the Company has deleted the statement.

Suppliers, page 97

29.	Please file a copy of the agreement with MasterCard as an exhibit or tell us why you do not believe this agreement is required to be filed. Refer to Item 601(b)(10)(ii) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully submits that all written agreements and other arrangements with MasterCard were executed in the ordinary course of Comdata’s business, and none of these written agreements or other arrangements falls within one of the enumerated categories under Item 601(b)(10)(ii) that would disqualify these from the ordinary course exception.

Although certain of Comdata’s payment services business relies on MasterCard for the authority to process transactions in the MasterCard systems, Comdata’s status as a Member Service Provider (“MSP”), which allows it to provide services to MasterCard issuers, is authorized annually by MasterCard and Comdata’s continued status as an MSP is based upon its continued compliance with the published Rules of MasterCard and other technical operating guidelines issued by MasterCard.

Executive Compensation, page 108

Base Salary, page 110

30.

We note your disclosure that you may deviate from the 50th percentile to the extent the board determines it is appropriate. Please disclose which officers were awarded salaries outside of this percentile and why the board determined that such deviation was appropriate. Refer to Item 402(b)(1) of Regulation S-K.

The Company has revised the disclosure on page 115 in response to the Staff’s comment.

Annual Cash Performance Bonus, page 110

31.	On page 110, please provide the specific target, threshold, and superior amounts for Net Income, EBIT, and Growth Metric that need to be achieved in order for each officer to be granted a bonus in accordance with Item 402(b)(2)(v) of Regulation S-K. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure is not required because it would result in competitive harm such that the performance metrics could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for you to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

The Company has revised the disclosure on pages 116 and 117 in response to the Staff’s comment.

32.	Please provide the individual performance goals for each named executive officer in accordance with Item 402(b) of Regulation S-K.

The Company has included the disclosure on page 117 as requested by the Staff.

33.	Please disclose the extent to which each officer achieved the goals set forth on pages 110 through 111 and the corresponding percentage awarded to each officer for each goal and in the aggregate. Please disclose the specific bonus amounts awarded to each officer, if any. In this regard, we note that the Summary Compensation Table indicates that no performance bonuses were awarded in 2007; however, the description of Ms. Marinello’s 2007 compensation on page 114 suggests that she received a cash bonus for the last three months of 2006 and all of 2007.

The Company advises the Staff that the actual performance bonuses paid to the named executives under its annual cash incentive plan for services performed during the 2007 fiscal year are set forth under column (g) “– Non-Equity Incentive Plan Compensation” of the Summary Compensation Table.” For further clarification, the Company has included a cross-reference on page 117 to the Summary Compensation Table.

As noted on page 115, a number of financial and non-financial criteria tied to individual and Company performance objectives are considered in awarding performances bonuses. In response to Staff comment 32 above, we have added additional disclosure on page 117 regarding individual performance criteria. With respect to Company performance criteria, in response to Staff comment 31 above, we have disclosed the specific “Threshold,” “Target” and “Superior” amounts needed to be achieved in order for an executive to be eligible to receive the corresponding target bonus percentage disclosed on pages 116-117. For example, the actual Ceridian Corporate Net Income achieved in 2007 ($194.7 million) places that metric at the “superior” level, and thus, an executive was eligible to receive the corresponding percentage for the portion of his/ her performance bonus tied to that particular criteria.

Given the additional disclosures described herein, coupled with the cross reference to the aggregate bonus awards disclosed in the Summary Compensation Table, the Company respectfully submits that the revised information presented now adequately conveys the criteria and bonuses achieved by each of the named executives.

2007 Compensation for Named Executives, page 114

34.	The description of Ms. Marinello’s compensation indicates that the value of options and restricted stock redeemed upon consummation of the Transactions was $5,721,602. Please reconcile this statement with the table on page 119, which suggests a different value.

The Company notes the Staff’s comment and respectfully submits that the disclosures are consistent. However, as detailed below, the Company has revised the disclosure on page 119 to provide further clarity. It was previously disclosed that on October 20, 2006, the date she was hired, Ms. Marinello was granted an award of stock options and restricted stock, which was redeemed upon the consummation of the Transactions for $5,721,602. It was also previously disclosed that Ms. Marinello received in 2006 a separate grant consisting only of restricted stock, which was redeemed in the Transactions for $2,536,992. Together, these figures total $8,258,594, which is consistent with the disclosure in the Options Exercised and Stock Vested chart on page 125 for the total amount realized from the vesting of stock options and restricted stock upon consummation of the Transactions. However, pursuant to the disclosure requirements of the chart, the Company disclosed separately on page 125 the amount realized from the vesting of options and the total amount realized from the vesting of restricted stock. Specifically, under columns (c) and (e) to the chart, it is noted that Ms. Marinello received $4,351,658 and $3,906,936 (totaling $8,258,594) for options and restricted stock, respectively, realized upon consummation of the Transactions.

The Company understands the Staff’s concern that the prior disclosure may be confusing to the reader. Thus, the Company has revised the disclosure on page 119 to show separately (and consistent with the chart on page 125), the amount realized by Ms. Marinello for stock options redeemed upon consummation of the Transactions, and the total amount realized for restricted stock redeemed upon consummation of the Transactions. For further consistency, the Company has also revised the disclosure on page 119 to show the amount ($1,887,302) redeemed for the portion of her restricted stock awards which vested naturally in 2007, which appears in column (e) to the chart.

35.	Please expand the disclosure related to Mr. Cliburn, Mr. Rodewald, and Mr. Nelson to describe the grant of any options and restricted stock redeemed upon consummation of the Transactions. We note that the table on page 119 reflects the value of options exercised and stock vested at the time of the consummation of the Transactions.

The Company has revised the disclosure on page 118 in response to the Staff’s comment.

Summary Compensation Table, page 115

36.	We note that Ms. Marinello and Mr. Cliburn started with you in 2006. Please include compensation disclosure for fiscal year 2006 for these individuals in accordance with Item 402(a)(4) and (c).

The Company has revised the disclosure on pages 121 and 122 to add compensation disclosure for fiscal year 2006 with respect to Ms. Marinello. The Company supplementally advises that Staff that because Mr. Cliburn was not included as one of its named executives in 2006, consistent with the Staff’s interpretations of Item 402 of Regulation S-K, Mr. Cliburn’s 2006 compensation has not been added to the Summary Compensation Table.

37.	Please tell us how the information presented in the table and in footnotes 2 and 3 corresponds to the information presented on page 114 as it relates to Ms. Marinello.

Please see the Company’s response to comment 34.

Certain Relationships and Related Person Transactions, page 136

38.	Please file a copy of the Relocation Agreement entered into with Mr. Macfarlane or tell us why you do not believe this agreement is required to be filed under Item 601 of Regulation S-K.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that it does not have a Relocation Agreement with Mr. Macfarlane, Mr. Burns or with any other officer or employee of the Company. Rather, the Company has adopted a general policy applicable to all key employees, including its executive officers, pursuant to which the Company covers certain relocation expenses and provides other relocation assistance for newly hired or relocated employees. The Company has revised the disclosure on page 143 and filed its Employee Relocation Policy with the Amendment in response to the Staff’s comment.

The Company further advises the Staff that the relocation expenses paid or reimbursed by the Company with respect to Mr. Macfarlane are disclosed in the “All Other Compensation” column of the Summary Compensation Table on page 121. In addition, the Company considers its financial obligations with respect to the homes as described on page 143 to be immaterial.

Plan of Distribution, page 197

39.	Please revise to disclose that broker-dealers who acquired the Restricted Notes directly from the issuer in the initial offering must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resales of the Exchange Notes and cannot rely on the position of the staff enunciated in the Exxon Capital no-action letter. In addition, please disclose that such broker-dealers cannot use the exchange offer prospectus in connection with resales of the Exchange Notes.

The Company has revised the disclosure on page 203 in response to the Staff’s comment.

40.	In the second paragraph, you state: “The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.” This information does not appear to be provided in the form of letter to brokers or the form of letter to clients. Please revise or advise.

The Company has filed the form of letter of transmittal with the Amendment, and the form of letter of transmittal includes the referenced language included in the Plan of Distribution on page 203.

Note 3. Merger, page F-21

41.	Please include a discussion of the Deferred Revenue Adjustment, as defined on page 46. Explain your basis for eliminating the deferred revenue of the predecessor entity and how you concluded that the company no longer has a continuing legal performance obligation related to these deferred revenues.

The Company has revised the disclosure on page F-22 in response to the Staff’s comment.

42.	We note that you used outside appraisal firms to assist in determining the fair value of certain long-lived, tangible and identifiable intangible assets for the purchase price allocation. Please tell us the nature and extent of each of these appraisal firm’s involvement in your decision making process.

The Company advises that Staff that BCC Valuation Services, LLC was retained to estimate the fair value of the identifiable intangible assets of the Company as of the closing date of the Transactions. Marshall Stevens was retained to estimate the fair value of land, buildings and building improvements of the Company as of the closing date of the Transactions. Dovebid Valuation Services was retained to determine the fair value of machinery and equipment of the Company as of the closing date of the Transactions.

The purpose of these analyses were to assist the Company in complying with the financial reporting requirements of Statement of Financial Accounting Standards No. 141. The Company’s senior financial management reviewed each of these valuations to ensure their accuracy. Once it was determined that the work performed by each of these third party valuation firms was accurate, the valuations provided were used in recording the Company’s preliminary fair value assessment of these assets.

Item 22. Undertakings, page II-13

43.	Please include the undertakings required by Item 512(a)(5) and (6) of Regulation S-K.

The Company has included the undertakings required by Item 512(a)(5) and (6) on pages II-13 and II-14 in response to the Staff’s comment.

Exhibits

44.	Please file your legal opinion with the next amendment or provide a draft opinion for us to review. We must review the opinion before we declare the registration statement effective and we may have comments.

The Company has filed the legal opinion with the Amendment.

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8172.

Sincerely yours,

/s/ Todd R. Chandler
Todd R. Chandler, Esq.

cc: Michael W. Sheridan

Exhibit A

Ceridian Corporation

3311 East Old Shakopee Road

Minneapolis, MN 55425

(952) 853-8100

September 12, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Ceridian Corporation (the “Company”) is seeking to register $825,000,000 in aggregate principal amount of its 11 1/4% Senior Notes due 2015 and $475,000,000 in aggregate principal amount of its 12 1/4%/13% Senior Toggle Notes due 2015 (together, the “Registered Notes”) under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on July 30, 2008 (the “Registration Statement”), in reliance upon the position of the staff of the Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (avail. May 13, 1988) and Morgan Stanley & Co. Incorporated (avail. June 5, 1991). As described in the Registration Statement, the Registered Notes will be offered (the “Exchange Offers”) in exchange for the Company’s 11 1/4% Senior Notes due 2015 and 12 1/4%/13% Senior Toggle Notes due 2015 (together, the “Old Notes”). The Old Notes were issued by the Company on November 9, 2007 and sold through Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC and Banc of America Securities LLC to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons in offshore transactions pursuant to Regulation S under the Securities Act.

In accordance with the Staff’s position enunciated in Morgan Stanley & Co. Incorporated, the Company represents that it has not entered into any arrangement or understanding with any person to distribute the Registered Notes to be received in the Exchange Offers and, to the best of the Company’s information and belief, each person participating in the Exchange Offers is acquiring the Registered Notes in the ordinary course of its business and is not engaging in and does not intend to engage in a distribution and has no arrangement or understanding with any person to participate in a distribution of the Registered Notes to be received in the Exchange Offers. In this regard, the Company will make each person participating in the Exchange Offers aware (through the Exchange Offers prospectus or otherwise) that any holder of Old Notes using the Exchange Offers to participate in a distribution of the Registered Notes to be acquired in the Exchange Offers (a) cannot rely on the Staff’s position enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation

S-K.

Additionally, in accordance with the Staff’s position enunciated in Shearman & Sterling (avail. July 2, 1993), the Company will (a) make each person participating in the Exchange Offers aware (through the Exchange Offers prospectus or otherwise) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Registered Notes in exchange for such Old Notes pursuant to the Exchange Offers, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (which may be the prospectus for the Exchange Offers so long as it contains a plan of distribution with respect to such resale transactions) in connection with any resales of such Registered Notes and (b) include in the letter of transmittal accompanying the Exchange Offers prospectus the following additional provision:

If the exchange offeree is a broker-dealer that will receive Registered Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such Registered Notes.

The letter of transmittal will also include a statement to the effect that, by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

CERIDIAN CORPORATION

By:	/s/ Michael W. Sheridan
Name:	Michael W. Sheridan
Title:	Executive Vice President, General Counsel and Corporate Secretary

Exhibit B

SUPPORT FOR QUANTITATIVE AND QUALITATIVE DISCLOSURES

In response to Comment 2, attached are excerpts from published sources that support the qualitative or quantitative statements used in the Registration Statement, including the three examples noted in the Staff’s letter of August 27, 2008.

Statement 1

Statement:

“As reported by the U.S. Department of Energy, the average price per gallon of highway diesel fuel number 2, was $2.88 in 2007, $2.70 in 2006 and $2.40 in 2005.” (Page 86)

Source:

In support of this statement, the Company provides information from the Energy Information Administration Official Energy Statistics from the U.S. Government-Price Summary September 2008 “Short-Term Energy Outlook” (http://www.eia.doe.gov/steo) and the June 2008 Energy Information Administration Brochure “Diesel Fuel Prices: What Consumers Should Know” (http://www.eia.doe.gov/bookshelf/brochures/diesel/). A marked excerpt at the top of page 1 and the middle of page 4, respectively, are the basis for the Company’s statement.

Statement 2

Statement:

“We are one of only three major providers in the U.S. payroll processing market with an approximate 5% market share and, with ADP, one of two leading providers serving the mid-market segment in the United States.” (Page 87)

Source:

In support of this statement, the Company provides excerpts from the May 2008 IDC Report titled “U.S. Payroll Outsourcing Services 2008-2012 Forecast and Analysis.” A marked excerpt from the bottom of page 5 and at the top of page 6 is the basis for the Company’s estimation.

Statement 3

Statement:

“[W]e should benefit from the continued trend toward payroll and HR outsourcing.” (Page 88)

Source:

In support of this statement, the Company provides excerpts from the June 2006 NelsonHall Report titled “Mid-Market HR Outsourcing Market Assessment.” A marked excerpt at the middle of page 11 is the basis for the Company’s estimation.

Statement 4

Statement:

“We believe Ceridian Canada is one of two market leaders in Canada, with approximately 25% market share…” (Page 87)

Source:

In support of this statement, the Company provides excerpts the July 2006 Global Industry Analysts, Inc. report titled “Human Resource Outsourcing” and the June 18, 2007 IDC report titled “HR Services & Software Markets in Canada.” The Global Industry Analysts, Inc. research report gives the Canadian market total for payroll in 2006, which using the Ceridian Canada 2006 payroll revenue, implies a 23% market share. The IDC report arrives at market total for payroll and implies a 24% Canadian payroll market share. Based on those two data points, the Company believes it has support for an approximate 25% market share in Canada.

Statement 5

Statement:

“We believe that the market for [human resource solutions] will continue to grow...” (Page 93)

Source:

In support of this statement, the Company provides excerpts of the April 2008 IDC Report titled “Worldwide and U.S. HR Management Services 2008-2012 Forecast,” which forecasts that worldwide human resource services spending will increase at a compound annual growth rate of 8% from 2008-2012. A marked excerpt at the middle of page 1 is the basis for the Company’s estimation.

Statement 6

Statement:

“In the United States, we believe that ADP is the largest third-party provider of payroll processing in terms of revenue with Paychex, Inc. and Ceridian comprising the other two large, national providers in terms of revenue.” (Pages 95-96)

Source:

In support of this statement, the Company provides excerpts from a study performed in the second quarter of 2007 by the third party market research firm Ipsos Reid and the 2008 IDC Report Titled “U.S. Payroll Outsourcing Services 2008-2012 Forecast and Analysis.” A marked excerpt at the top of page 1, and on pages 5 and 6, respectively, are the basis for the Company’s estimation.